Mail Stop 6010
Via Facsimile and U.S. Mail

May 19, 2006

Mr. George Joseph
Chairman and Chief Executive Officer
Mercury General Corporation
4482 Wilshire Boulevard
Los Angeles, California 90010

> **Re: Mercury General Corporation**
> **Form 10-K for fiscal year ended December 31, 2005**
> **File No. 001-12257**

Dear Mr. Joseph:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 7 - Managements' Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 38

We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

1.   We believe that your disclosure of the methodology for computing the loss and loss adjustment expense reserve by line of business could be improved. Please provide the following information in disclosure-type format.

- Please expand your current disclosure to provide a more detailed description of the methodology used to compute your reserves by line of business. For example, this might include a discussion of the alternative models used, the strengths and weaknesses of each model, an explanation of why a specific model was ultimately chosen over the other models considered and an explanation of any differences between the actuarial best estimate recorded reserves. In addition, include the following information:

  - Disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
  - Describe the nature and frequency of your procedures for determining management's best estimate of loss reserves on both an annual and interim reporting basis.

- Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, which is intended to capture the uncertainty in measuring all the factors inherent in the loss reserving process. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the judgments and uncertainties in your loss reserving process, please include in your discussion of reserve methodologies how you determined the provision for uncertainty and quantify such provisions for each period presented. Explain your rationale for any changes in such provisions for uncertainty during the periods presented.

- You establish reserves to provide for ultimate developed costs based on various assumptions including future claim frequency and severity. Please describe and quantify in disclosure-type format such assumptions implicit in your reserve model and discuss your expectations regarding the future impact of current trends in claim frequency and severity.

- For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change over the periods presented.
- Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors. This discussion should reconcile the historical changes, current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

2. The bodily injury inflation rate appears to be the most variable assumption used to determine the reserve for loss and loss adjustment expenses and appears to account for most of your prior year loss development. However, you indicate that other factors and assumptions are used to estimate reserves. Please describe more fully and quantify the other underlying factors and assumptions that serve as the basis for preparing your reserve estimate. Provide this information in disclosure-type format.

3. You disclose that reduction in bodily injury inflation rate assumptions for the 2003 and 2004 accident years constituted more than half of the reserve redundancy released in 2005. This assumption appears to be highly variable, evidenced by the revision of your bodily injury inflation assumptions for the 2004 accident year from positive 1% at December 31, 2004 to negative 4% at December 31, 2005. In view of this variation, please provide an expanded description in disclosure-type format of the process for revising this critical assumption as follows:

- A more detailed description of the bodily injury costs covered under your automobile insurance policies. Describe any restrictions or exclusions.
- A more detailed definition of your medical cost inflation assumptions (e.g. a one year or multiple year assumption).
- A description of your methodology for computing medical cost inflation rates,
- The key assumptions used in this calculation.
- The factors that caused variability in this assumption for each period presented.
- A description of the internal and external data utilized in your analysis and revision of this assumption.
- Any provisions for uncertainty that are built into this assumption.

- Explain why the bodily injury inflation rate can vary so significantly between accident years (e.g. 9% on the 2001 accident year at December 31, 2003 versus negative 4% on the 2004 accident year at December 31, 2005).
- Ensure your disclosure justifies the timing of such changes in assumptions, such as why the change occurred in the periods that it did and was not required in earlier periods.
- This discussion should reconcile the current assumption for bodily injury inflation to your past loss experience as reflected in the changes in the prior year estimates, your expectation of emerging trends and your provision for uncertainty.

4.   Your sensitivity analysis on page 40 could be improved. For example, we were unable to correlate the $41 million reserve release with the actual percentage reductions in this assumption between December 31, 2003 and 2004 and your sensitivity metric (i.e. the impact per 1% change). Also, your explanation of the "compounding effect" arising from each percentage point change in the inflation rate assumption is unclear. Please provide a clarification of this example in disclosure-type format, explaining this "compounding effect" more fully and a discussion that reconciles this sensitivity analysis to the actual change in your prior year reserve estimate. In addition, describe your basis for establishing that the 1% change was "reasonably likely" to occur in the future. We note that your actual experience appears to vary from this assumption.

5.   Please provide in disclosure-type format a sensitivity analysis for such other factors and assumptions similar to that provided for bodily injury inflation or tell us if the loss experience related to these other factors and assumptions does not materially impact your prior year loss development.

6.   In 2005, you revised your estimate of loss adjustment expenses, relating to use of outside legal counsel in defense of personal auto claims. Your current disclosure does not appear to adequately describe the actual factors or events that caused this change. Please provide the following information in disclosure-type format:

- Explain the reasons for the decrease in expenditures to outside legal counsel, such as new policies for utilizing outside counsel, greater use of in house counsel or other specialized personnel, changes in litigation trends and new terms in your insurance contracts. Discuss whether you expect expenditures to outside legal counsel to remain at this lower level.
- Correlate the decrease in 2005 legal expenses with the reduction in the ultimate expense amount and the change in the related reserve assumption.
- Identify and describe in reasonable specificity the new events that occurred, the current trends observed or additional information acquired since the last reporting date that led to this change in estimate. Explain

> your rationale for a change in estimate that does not correlate with the
> trends discussed.
> - Explain the changes in the underlying key assumptions and quantify the
>   impact on loss reserves.
> - Ensure your disclosure clarifies the timing of your change in estimate,
>   such as why recognition occurred in the periods that it did and was not
>   required in earlier periods.

Results of Operations, page 41

7.   An objective of MD&A is to provide information about the quality and potential
      variability of a company's earnings and cash flow to facilitate investors'
      determination of the likelihood that past performance is indicative of future
      performance. This disclosure should include a discussion of the major factors
      affecting operating results and known trends and uncertainties. In particular, we
      noted that your discussion of the loss ratio only refers to the impact of Florida
      hurricanes and prior year loss development, which does not appear to account for
      all of the loss ratio change. For each period presented, please provide an
      expanded discussion in disclosure–type format to more fully explain and quantify
      all of the key factors underlying changes in your loss ratio in addition to the
      Florida hurricanes and prior year loss development.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your letter should key your responses to our comments.
Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the
form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;
- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant